UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934[FEE REQUIRED]
For the fiscal year ended: December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934[NO FEE REQUIRED]
For the transition period from to

Commission file number 333-20951

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
P.O. BOX 125
LAS PIEDRAS, PUERTO RICO, 00771
(Full title of the Plan and address of the Plan if different from that of the issuer named below)

INTEL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)

2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95052-8119
(Address of principal executive office of the issuer)

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
Index to Financial Statements and Exhibits

Item

Report of Ernst & Young LLP, Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

Exhibit 99.1 - Certification of Chief Executive Officer and Chief Financial and Principal
     Accounting Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002.

Intel Puerto Rico Retirement Savings Plan

Financial Statements

As of December 31, 2002 and 2001

and for the year ended December 31, 2002

Report of Independent Auditors

The Plan Administrative Committee
Intel Puerto Rico Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

April 28, 2003
San Jose, California

Intel Puerto Rico Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Value of interest in the Master Trust	$1,122,901	$2,826,746

Liabilities
Accrued administrative fees	--	106

Net assets available for benefits	$1,122,901	$2,826,640

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Deductions
Benefits paid to participants and participant withdrawals	$1,167,054
Administrative fees	36
Total deductions	1,167,090

Net investment loss from participation in the Master Trust	(536,649)
Net decrease	(1,703,739)
Net assets available for benefits:
Beginning of year	2,826,640
End of year	$1,122,901

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Terminating Plan

The following description of the Intel Puerto Rico Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is being terminated due to the closure of the Puerto Rico facilities whose employees participate in this Plan.  In April 2002, Intel Puerto Rico Ltd. (the company) set the effective date of termination of the Plan at April 30, 2002. All assets were not distributed by year-end, but final distributions are anticipated to commence during 2003.

The Plan is a defined contribution plan covering all eligible employees of the company. Prior to the effective date of termination, employees were eligible to participate in the Plan at any time on or after their date of hire.

The Plan is intended to be qualified at its termination under Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended, and under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended. The Plan is subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustee

Mellon Bank, N.A. is the custodian of Plan assets, and Banco Popular de Puerto Rico is the Plan's trustee.

Administration of the Plan

The company has delegated to the Plan Administrative Committee of Intel Corporation responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan's provisions. The company is the named fiduciary and administrator of the Plan as well as the Plan sponsor, as defined by ERISA. The company has contracted with Fidelity Investments Institutional Operations Company to provide recordkeeping services with respect to the Plan.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Terminating Plan (continued)

Contributions and Participant Accounts

Participant Contributions

Prior to the effective date of termination, participants could contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis. Such contributions were withheld by the company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may elect to invest in sixteen different investment options. Deutsche Asset Management had discretionary authority in 2002 for the purchase and sale of investments in the Deutsche Asset Management Stable Value Fund, subject to the general investment policies of the Investment Policy Committee of Intel Corporation. Participants may change their investment elections daily. No participant contributions were permitted after the effective date of termination.

Participant Accounts

Separate accounts are maintained for each participant. The account balances were generally adjusted as follows:

  Biweekly for participant contributions (prior to the Plan's termination)
  Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts

Vesting

Participants were immediately 100% vested with respect to contributions to all investment options in the Plan as well as the related earnings from such contributions.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Terminating Plan (continued)

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their 1165(e) accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity or in monthly, quarterly, semiannual or annual installments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.

Administrative Expenses

The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

As a result of the decision to terminate the Plan, the accompanying financial statements are prepared on the liquidation basis of accounting for 2002 and 2001.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments in the Master Trust (see Note 3) are stated at each plan's proportionate share of participation in the Master Trust, based upon the fair value of Master Trust investments held at year end.

Investments in interest bearing cash, money market funds, mutual funds, debt securities and equity securities are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year end. Interest bearing cash and money market funds are stated at cost plus accrued interest, which approximates fair value. Investments not traded in active markets are stated at the estimated fair value, computed using pricing models at current rates.

Investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

The Master Trust may hold derivative financial instruments (see Note 5) in order to manage market risks and to alter the return characteristics of underlying securities to replicate the performance of various indices. The Master Trust utilizes derivatives to replicate financial market performance in situations where derivatives are more economical or practical than purchasing the underlying securities themselves. Wrapper contracts issued by insurance companies and banks are stated at fair value as of the last day of the year. The wrapper contracts held in the Master Trust are included with the fair value of the related underlying debt securities at year end. Realized and unrealized appreciation (depreciation) in the fair value of wrapper contracts are currently recognized in income.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued daily; dividends are accrued when declared.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Guaranteed investment contracts are entered into with insurance companies and banks. The contracts are unallocated in nature, and are valued at contract value because they are fully benefit responsive. Contract value, as reported by the respective insurance company or bank, approximates fair value. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions are accrued when the participants' salary deferrals are made. As stated in Note 1 above, no participant contributions are permitted after the effective date of termination.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, including the liquidation basis of accounting, requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management's estimates.

Reclassification

Certain 2001 amounts have been reclassified to conform to 2002 presentation.

3. Interest in the Master Trust

All of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Corporation 401(k) Savings Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust based on its respective interest in the Master Trust. The custodian holds all investments of the Master Trust. The Intel Corporation Investment Policy Committee has discretionary authority over the allocation of company contributions. The majority of company contributions as of December 31, 2002 have been allocated to an equity index fund managed by Barclays Global Investors.

The value of the Plan's interest in the Master Trust included in the statements of net assets available for benefits represents 0.03% of the net assets of the Master Trust at December 31, 2002, and 0.06% at December 31, 2001. Interest, dividends, net depreciation in the fair value of investments, and expenses are allocated to the Plan based upon its allocable share in the net assets of the Master Trust.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The Master Trust's net assets available for benefits consisted of the following at:
	December 31,
	2002	2001
Assets
Investments, at fair value:
Interest bearing cash and money market funds	$18,790,124	$15,525,505
Mutual funds	1,164,021,699	1,242,731,212
Debt securities	75,591,115	46,989,829
Guaranteed investment contracts	2,349,183	5,725,752
Intel common stock	377,609,473	762,270,384
Other equity securities	2,320,417,063	2,834,154,481
Total investments	3,958,778,657	4,907,397,163

Receivables:
Interest and dividends receivable	232,518	4,142,630
Receivable from brokers for securities sold	511,605	872,461
Total assets	3,959,522,780	4,912,412,254

Liabilities
Payable to brokers for securities purchased	561,479	1,149,824
Net assets available for benefits	$3,958,961,301	$4,911,262,430

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The following is a summary of the investment loss in the Master Trust:
Year ended December 31, 2002
Net depreciation in fair value of investments determined by quoted market price:
Other equity securities	$(695,324,563)
Mutual funds	(236,474,012)
Intel common stock	(365,872,642)
(1,297,671,217)
Net depreciation in fair value of investments estimated by the trustee:
Debt securities	(19,252)

Interest and dividends	42,584,940
Net investment loss	$(1,255,105,529)

The Master Trust held investments in interest bearing cash and money market funds, mutual funds, equity securities, debt securities, wrapper contracts, and guaranteed investment contracts that are specifically allocated to the Plan at December 31, 2002 and 2001.

Certain Master Trust investments are shares of the company's common stock specifically allocated to the Plan. Transactions in shares of the company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Master Trust made purchases of the company's common stock of $80,453,905 and sales of $70,633,947. The Plan had a 0.06% interest in Intel common stock held by the Master Trust at December 31, 2002 and a 0.13% interest at December 31, 2001.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

4. Guaranteed Investment Contracts

The Master Trust may hold guaranteed investment contracts with insurance companies and banks specifically allocated to the Plan in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2002, the Master Trust held guaranteed investment contracts in the amount of $2,349,183 ($5,725,752 at December 31, 2001) with insurance companies that have S&P ratings of AA or better at the time of purchase. The Master Trust held guaranteed investment contracts with only one insurance company at December 31, 2002. No more than $3,419,668 of the guaranteed investment contracts were with any one insurance company at December 31, 2001.

5. Derivative Financial Instruments

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability or death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 2002, the Master Trust held wrapper contracts with a negative fair value of $1,323,329 (negative fair value of $201,383 as of December 31, 2001).

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across sixteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments with the exception of the Intel Stock Fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated December 10, 1992, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The Plan has also received a determination letter, dated May 11, 1993, from the Puerto Rico Department of the Treasury stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws, and the trust that forms a part of the Plan is exempt from Puerto Rico income taxes. Once qualified, the Plan is required to operate in conformity with the Code and Puerto Rico income tax law to maintain its qualification. Subsequent to the issuance of the determination letters, the Plan was amended and a decision to terminate the Plan was made. However, the Plan administrator and the Plan's internal tax counsel believe that the Plan is being operated and terminated in compliance with the applicable requirements of the Code and Puerto Rico income tax law and the Plan administrator intends to take any corrective action necessary to continue to operate and terminate the Plan in conformity with the Code and Puerto Rico income tax law. Therefore, the Plan administrator and the Plan's internal tax counsel believe that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Plan Termination

As stated in Note 1, the Plan was terminated effective April 30, 2002. The company has the right under the Plan to amend and terminate the Plan at any time for any reason. The Board of Directors of the company has delegated to the Plan Administrative Committee of Intel Corporation the authority to amend the Plan where such amendments do not significantly increase the cost to or significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan to the date when such amendment is adopted. As of the effective date of termination, participants remained 100% vested in their accounts.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

Date: June 11, 2003	By:	/s/ Andy D. Bryant
Andy D. Bryant
Executive Vice President,
Chief Financial and Enterprise
Services Officer of Intel Corporation